October 9, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Jennifer Thompson

Re:	Boardwalk Pipeline Partners, LP Comment Letter dated September 11, 2014 Form 10-K for the fiscal year ended December 31, 2013, Filed February 24, 2014, and
Form 10-Q for the quarterly period ended September 30, 2013, Filed October 29, 2013 File No. 001-32665

VIA EDGAR FILING AND FACSIMILE TRANSMISSION – 202-772-9202

Dear Ms. Thompson:

This letter sets forth the responses of Boardwalk Pipeline Partners, LP, a Delaware limited partnership (the “Company” or the “Registrant”), to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by the letter (the “Comment Letter”) dated September 11, 2014 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2013 (File No. 001-32665) (the “2013 Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2013 (File No. 001-32665) (the “2013 Form 10-Q”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.  References in the text of the responses herein to captions and page numbers are to the captions and pages numbers in the respective Report.  Capitalized terms used in this letter and not otherwise defined herein have the meanings given to them in the respective Report.

9 Greenway Plaza, Suite 2800 Houston, Texas 77046 713.479.8000 www.bwpmlp.com

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 9, 2014

Form 10-Q for the Period Ended September 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 42

1.
We note your disclosure on page 43 concerning your revolving credit facility and the related disclosures in Note 9 to your financial statements. We also note your statements that you were in compliance with all covenant requirements under the credit facility as of September 30, 2013. Please tell us in detail how, at the time you prepared this Form 10 - Q, you concluded that no additional disclosures were necessary to highlight any increased risk that you would violate the financial covenants of this facility. To assist us in understanding your response, please tell us your trailing 12 month ratio of total consolidated debt to consolidated EBITDA as of December 31, 2012, March 31, 2013, June 30, 2013, and September 30, 2013 and describe your consideration of any trends in that ratio when evaluating the disclosure requirements of Item 303 of Regulation S -K.

Response: The Registrant has been and continues to be in compliance with the financial covenants under its revolving credit facility which require, among other things, that the Registrant maintain a Consolidated Leverage Ratio of not more than 5.0 to 1.0, or up to 5.5 to 1.0 for the three quarters following certain qualified acquisitions. The following table shows the Consolidated Leverage Ratio, which is the ratio of Consolidated Total Debt to Consolidated EBITDA, as defined in the Credit Agreement that governs the revolving credit facility, as of December 31, 2011 and 2012, and the end of the first three quarters in 2013:

Consolidated Leverage Ratio
September 30, 2013	4.2
June 30, 2013	4.0
March 31, 2013	4.5
December 31, 2012	4.4
December 31, 2011	4.7

The Consolidated Leverage Ratio is calculated based on amounts from the Registrant’s financial statements, adjusted for a variety of items, including by adding to Consolidated EBITDA a portion of the projected EBITDA from material capital expansion projects

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 9, 2014

being developed, and including, on a pro forma basis, the Consolidated EBITDA and debt of a qualified acquisition.
The Registrant reviews its Consolidated Leverage Ratio on a quarterly basis. The Registrant’s Consolidated Leverage Ratio at September 30, 2013 was modestly higher than in the immediately preceding quarter, but well below the permitted maximum and generally in line with historical ratios.
In addition, the Registrant believes that it adequately described the adverse trends impacting its EBITDA and distributable cash flows during these periods in Management’s Discussion and Analysis (MD&A) in the 2013 Form 10-Q. The Registrant has disclosed these trends for a number of years and, when the Registrant filed its 2013 Form 10-Q, the trends had not materially changed from recent prior periods.

2.
We note your discussion of distributions at the bottom of page 43. We also note that the cash distributions declared out of the cash generated during the nine months ended September 30, 2013 represented an unusually high payout ratio for your company at approximately 98% of distributable cash flow and 111% of GAAP cash provided by operating activities less maintenance capital expenditures. This unusually high payout ratio appears to have created a higher than normal risk that the level of cash distributions declared per unit might not be sustainable since you were withholding little or no cash to cushion future volatility in cash flows. However, your disclosures concerning the risk that you may not be able to maintain the same level of cash distributions appear to be the same as the disclosures made in prior quarters when the payout ratio and risk were lower. Please tell us in detail how, at the time you prepared this Form 10 -Q, you concluded that no additional disclosures were necessary to highlight this increased risk. Tell us whether you were aware that your payout ratio was at an unusually high level and describe in detail any plans you had at that time for how you would maintain quarterly cash distributions of $0.5325 per common unit if fourth quarter cash flows were not sufficient. Specifically address how you considered the requirement of Item 303 of Regulation S -K to discuss any known trends or uncertainties that are reasonably likely to result in your liquidity changing in any material way when concluding that you did not need to highlight the increased risk to your liquidity and your ability to maintain your current level of cash distributions.

Response: The Registrant’s distribution payout ratio (i.e., the ratio of distributions paid to distributable cash flow) varies from quarter to quarter based on the distribution

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 9, 2014

declared in relation to distributable cash flow, which is in turn affected by reported EBITDA, maintenance capital expenditures, cash interest costs and other items. The Registrant does not use GAAP cash provided by operating activities less maintenance capital expenditures (“GAAP cash flows”) in its analysis of distribution coverage.

The table below shows the Registrant’s distribution payout ratio based on distributable cash flow and GAAP cash flows for the nine months ended September 30, 2013, 2012 and 2011:

	Payout ratio based on Distributable Cash Flow	Payout ratio based on GAAP cash flows
2013	0.97	1.11
2012	1.00	0.99
2011	1.18	1.11

The Registrant’s payout ratio based on distributable cash flow for the nine months ended September 30, 2013, was slightly lower as compared with the payout ratios for the comparable periods in each of the preceding two years, while the payout ratio based on GAAP cash flow was slightly higher than the payout ratio for the nine months ended September 30, 2012, and identical to the ratio for the nine months ended September 30, 2011. The payout ratio for the first nine months of each year has historically been slightly higher than the full year because distributable cash flow is typically lowest in the second and third quarters due to the seasonal nature of the Registrant’s business.

Over the last several years, the Registrant has regularly disclosed in its MD&A the increasing adverse consequences of the shift in dynamics in the natural gas transportation business in the United States and the negative impact this trend has had on its EBITDA and distributable cash flow. When the Registrant prepared the 2013 Form 10-Q, it believed that this trend, although continuing, was essentially unchanged from the trend as previously disclosed.

However, beginning late in the fourth quarter of 2013, the Registrant noted that the market for its storage and parking and lending services had significantly declined as time period price spreads – the key indicator of the value of storage related services – narrowed. For example, in December 2013 the forward natural gas pricing curve became backwardated, meaning that gas prices were projected to be higher in the near-term than in the future, which represented an acceleration of the adverse trend in that part of the Registrant’s business, leading it to project that the demand for its

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 9, 2014

storage and parking and lending services would decline on a long-term basis. This accelerated adverse trend, coupled with the Registrant’s determination to reduce financial leverage and provide flexibility to fund growth projects without diluting unitholders, were the primary factors driving the Registrant’s February 2014 decision to reduce its quarterly distribution.

Form 10-K for the Year Ended December 31, 2013

Item 6. Selected Financial Data, page 27

3.
Please tell us whether the non-GAAP measures Adjusted EBITDA and distributable cash flow are used solely as non-GAAP performance measures or if they are also used as non-GAAP liquidity measures. In this regard, we note these measures are used by management, in part, to help you evaluate your ability to generate sufficient cash to pay interest on your debt and to make distributions to your partners.

Response: The Registrant considers Adjusted EBITDA and distributable cash flow to be performance measures. Adjusted EBITDA is a measure of operating performance which is the starting point for determining distributable cash flow. Adjusted EBITDA and distributable cash flow are widely used by investors, commercial banks, investment bankers, research analysts and others in evaluating performance of a publicly traded partnership relative to its peers.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Overview, page 29

Market Conditions and Contract Renewals, page 29

4.
We note that you had many contracts expire in recent periods. We also note your disclosure on page 13 that an unusually large number of contracts will expire in 2018 and 2019. In light of the significant impact contract expirations have on your operations, please consider disclosing, on an aggregate basis by year of expiration, the minimum revenue and volumes resulting from firm agreements already in place. Additionally, to provide readers with a means of comparison, please consider disclosing this information for the historical periods presented along with the actual revenue generated and actual volume transported and

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 9, 2014

stored under firm agreements. Also, please disclose the impact the expiring contracts will have on revenues to the extent that information is known. Refer to Item 303(A) of Regulation S-K. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Response: The Registrant’s transportation revenues consist of capacity and utilization charges under firm contracts and charges under contracts for interruptible services, as noted on page 5 of its 2013 Form 10-K. Capacity charges under firm contracts from year to year are not directly comparable because of the nature of the Registrant’s business. A contract to move gas from a receipt point to a delivery point for a period of time may not be renewed for the same terms, and some or all of the capacity not renewed under an expiring contract is often utilized to move gas between receipt and delivery points which differ from those in the expiring contract. This may include some or all of the capacity from the expiring contract and, in some cases, may provide for capacity to flow gas in different directions as demand for more north-to-south transportation has been replacing the Registrant’s traditional south-to-north services. Thus, the Registrant’s firm contracts are not similar to commodity or standard service contracts that get sold or renewed year after year.

The Registrant has, over the past several periodic reports, sought to provide investors the necessary information to evaluate the changes in its firm transportation revenues. Commencing with its filing on Form 10-Q for the quarterly period ended September 30, 2014, the Registrant will report capacity reservation charges that have been committed to by customers under firm transportation contracts for the remainder of the then-current year and subsequent two years. Further, in its annual filing on Form 10-K, the Registrant will disclose the change in reservation charges under firm transportation contracts for the then-current year as compared to the prior year.

The Registrant acknowledges and understands that the significance of the large number of firm contracts expiring in 2018 and 2019 presents a risk. As noted in the Comment above, the Registrant included a risk factor in its 2013 Form 10-K with regard to this risk and the change in market conditions since the time those contracts were executed. However, in light of the factors described above, the Registrant does not believe that reporting potential revenues under contracts expiring three or more years in the future in a market such as the natural gas and natural gas liquids transportation markets, which continue to undergo significant change, would provide meaningful information to investors. The Registrant will, however, provide a cross reference in the MD&A to the Risk Factor discussed above to ensure that investors are alerted to the risk to the extent that risk remains applicable or as events change. Further, the Registrant cannot predict the impact the expiring contracts will have on revenues since this will depend on many variables which cannot be predicted, including among others, contract renewal

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 9, 2014

rates and other terms, alternative uses of the affected pipeline, and short-term market rates at the time of renewal.

Although the Registrant believes the disclosures contained in the 2013 Form 10-K were adequate, the following shows a mark-up of the disclosures from the Registrant’s 2013 Form 10-K, had the Registrant provided the requested information related to reservation charges under firm transportation agreements. To the extent appropriate, the Registrant will provide similar disclosures in future filings.

Market Conditions and Contract Renewals

We provide natural gas transportation services to customers that are directly connected to our pipeline system and, through interconnects with third-party pipelines to customers that are not directly connected to our system. Transportation rates that we can charge customers we serve through interconnects with third-party pipelines are heavily influenced by current and anticipated basis differentials. Basis differentials, generally the difference in the price of natural gas at receipt and delivery points across our natural gas pipeline system, influence how much customers are willing to pay to transport gas between those points. Basis differentials can be affected by, among other things, the availability and supply of natural gas, the proximity of supply areas to end use markets, competition from other pipelines, including pipelines under development, available transportation and storage capacity, storage inventories, regulatory developments, weather and general market demand in markets served by our pipeline systems. New sources of natural gas continue to be identified and developed in the U.S., including the Marcellus and the Utica shale plays which are closer to the traditional high value markets we serve, than the supply basins connected to our facilities. As a result, pipeline infrastructure has been and continues to be developed to move natural gas and NGLs from these supply basins to market areas, resulting in changes in pricing dynamics between supply basins, pooling points and market areas. Additionally, these new supplies of natural gas have reduced production or slowed production growth from supply areas connected to our pipelines and have caused some of the gas production that is supplied to our system to be diverted to other market areas. As a result of the new sources of supply and related pipeline infrastructure discussed above, basis differentials on our pipeline systems have narrowed significantly in recent years, reducing the transportation rates and other contract terms we can negotiate with our customers for available transportation capacity and for contracts due for renewal for our interruptible and firm transportation services.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 9, 2014

  A substantial portion of our transportation capacity is contracted for under firm transportation agreements. The following table sets forth the projected capacity reservation and minimum bill charges based on committed firm transportation agreements, some of which are related to projects that may be subject to regulatory and other approvals, as of December 31, 2013 for the succeeding two years (in millions):

Committed firm transportation revenues as of December 31, 2013
2014	$839.6
2015	801.6

Each year a portion of our firm transportation agreements expire and needs to be renewed or replaced. Due to the factors noted above, in recent periods we have renewed many expiring contracts at lower rates and for shorter terms than in the past, which has materially adversely impacted our firm and interruptible transportation revenues. In light of the market conditions discussed above, natural gas transportation contracts we have renewed or entered into in 2013 and in recent years have been at lower rates, and any remaining available capacity generally has been marketed and sold at lower rates under short-term firm or interruptible contracts, or in some cases not sold at all. As a result, capacity reservation charges under firm transportation agreements for the year ended December 31, 2013, were $45.4 million lower than they were for the comparable 2012 period. We expect the trends noted above ~~is trend~~ to continue and therefore may not be able to sell our available capacity, extend expiring contracts with existing customers or obtain replacement contracts at attractive rates or for the same term as the expiring contracts, all of which would continue to adversely impact our transportation revenues, EBITDA and distributable cash flows and could impact us on a long-term basis.  Please see Item 1A. Risk Factors – We may not be able to replace expiring gas transportation and storage contracts at attractive rates or on a long-term basis and may not be able to sell short-term services at attractive rates or at all due to narrower basis differentials which adversely affect the value of our transportation services and narrowing of price spreads between time periods and reduced volatility which adversely affect our storage services – for additional risks associated with our revenues, particularly with regard to future expirations of firm transportation contracts.

 More recently, we have seen the value of our storage and PAL services adversely impacted by the factors discussed above, which have contributed to a narrowing of natural gas price differentials between time periods, such as

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 9, 2014

winter to summer (time period price spreads), and the price volatility of natural gas to decline significantly, reducing the rates we can charge for our storage and PAL services. Based on the current forward pricing curve, which is backwardated, time period price spreads for 2013 have significantly deteriorated from the 2012 levels and we expect such conditions to persist. In recent months, we have seen the deterioration of storage spreads accelerate and that trend is expected to continue into 2014. These market conditions, together with regulatory changes in the financial services industry, have also caused a number of gas marketers, which have traditionally been large consumers of our storage and PAL services, to exit the market, further negatively impacting the market for those services. A reduced need for storage as supply increases, narrowing time period price spreads and fewer market participants has caused, and could continue to cause demand for our storage and PAL services to decline on a long-term basis.

Liquidity and Capital Resources, page 30

5.
We note BPHC has offered you up to $300.0 million of subordinated loans to fund growth, if needed. We further note you intend to use this amount to fund growth and reduce leverage in lieu of issuing additional limited partnership units. Please tell us whether BPHC has restricted your use of these funds or whether you have discretion over the funds. In doing so, tell us whether these funds may be used to pay distributions to your unitholders. If so, please disclose this to your investors.

Response: There are no contractual restrictions on the use of cash associated with Subordinated Loans under the Subordinated Loan Agreement. Section 4.9 of the Subordinated Loan Agreement allows for the proceeds of each Subordinated Loan to be used “…for general partnership (or equivalent) purposes including capital expenditures,” which may include funding quarterly distributions to unitholders. The Subordinated Loan Agreement and related Subordination Agreement were subsequently filed with the Commission on Form 8-K on August 5, 2014.

6.
We read on page 15 that two of the major rating agencies lowered your credit ratings. In light of this and recent market conditions, please consider disclosing your credit ratings and discussing how changes to your credit ratings results in changes to your liquidity, access to capital markets and cost of capital. Refer to Item 303(A)(1) of Regulation S -K.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 9, 2014

Response: The Registrant will disclose in future filings the credit ratings associated with its rated debt and the impacts of changes in ratings on the Registrant’s liquidity, access to the capital markets and cost of capital to the extent any changes are determined to be material.

Revolving Credit Facility, page 31

7.
We note your disclosure at the bottom of page 14 which states that if you default under your credit agreement or other financing agreement, significant additional restrictions may become applicable, including a restriction on your ability to make distributions to unitholders. In light of this, please consider disclosing the ratio of consolidated debt to consolidated EBITDA for the previous twelve months and for the three quarters following an acquisition so that an investor can evaluate and compare your actual ratios to covenant requirements.

Response: The Registrant has been, and remains, in compliance with the financial and other covenants under the revolving credit facility as discussed in the Registrant’s response to Comment 1 above. The Consolidated Leverage Ratio calculated in accordance with the Registrant’s Credit Agreement (also further discussed in the response to Comment 1) is based upon certain forward-looking information regarding EBITDA for material capital expansion projects. The Registrant does not provide forward-looking guidance other than consolidated distributable cash flow for the current or coming year. Further, the Registrant believes that the affirmative statement that the Registrant makes in its filings on Forms 10-K and 10-Q regarding the status of the Registrant’s compliance with its debt covenants provides investors with adequate information. In future filings, to the extent the Registrant believes a near-term, material risk exists regarding potential non-compliance with the debt covenants, it will disclose the risk and the related trends and uncertainties surrounding that risk.
Capital Expenditures, page 31

8.	We note your disclosures of maintenance capital expenditures and growth capital expenditures and have the following comments:

•	Please expand your disclosure to provide management’s insight into any trends or significant fluctuations for each type of capital expenditure.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 9, 2014

•	Please also disclose your policy for determining what expenditures are classified as maintenance capital expenditures versus growth capital expenditures.

•
To clarify this policy to your readers, please disclose whether you have incurred any capital expenditures that had elements of both maintenance and growth. If so, disclose how you determine the allocation between maintenance capital expenditures and growth capital expenditures.

•	In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Response: The Registrant has included in Management’s Discussion and Analysis of Financial Condition and Results of Operations a section titled “Pipeline System Maintenance,” which discusses trends in maintenance activities specifically centered around trends in pipeline safety regulations and the resulting increase in the Registrant’s maintenance costs, including maintenance capital and maintenance expense. In future filings, the Registrant will also provide a cross reference to this section from the “Capital Expenditures” section to the extent the information is not presented together. The Registrant will also provide updates to that trend discussion to the extent material changes in the trend occur.

Page 32 of the 2013 Form 10-K contains a discussion of the Registrant’s significant growth projects, including the total expected cost of each of the projects and the costs to be incurred in 2014, if any. A cross reference to Item 1 is included which provides further detail regarding those projects. Since the total expected cost of the material growth projects is disclosed by the Registrant, disclosure regarding trends in the expenditures for those projects would not be applicable.

The Registrant’s partnership agreement includes in its definition of expansion capital expenditures, capital improvements which are “any (a) addition or improvement to the capital assets owned by any Group Member…if such addition, improvement, acquisition or construction is made to increase operating capacity, revenues or cash flow of the Partnership Group…from the operating capacity, revenues or cash flow…immediately prior to such addition, improvement, acquisition or construction.” Expenditures associated with a project are included as growth expenditures if the purpose of the project meets the preceding criteria and the project is expected to include a financial return to the Registrant. Otherwise the expenditures are included as maintenance expenditures. The Registrant establishes separate programs for growth and maintenance expenditures and individual projects are assigned to those programs.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 9, 2014

The allocation of expenditures between growth and maintenance projects is generally unnecessary. The Registrant will disclose in future filings its policy for determining growth expenditures as compared to maintenance expenditures.

Although the Registrant believes the disclosures contained in the 2013 Form 10-K were adequate, the following shows a mark-up of the disclosures from the Registrant’s 2013 Form 10-K, had the Registrant provided the requested disclosures related to capital expenditures. The Registrant will provide similar disclosures in future filings.

Liquidity and Capital Resources

We are a partnership holding company and derive all of our operating cash flow from our operating subsidiaries. Our principal sources of liquidity include cash generated from operating activities, our revolving credit facility, debt issuances and sales of limited partner units. Our operating subsidiaries use cash from their respective operations to fund their operating activities and maintenance capital requirements, service their indebtedness and make advances or distributions to Boardwalk Pipelines. Boardwalk Pipelines uses cash provided from the operating subsidiaries and, as needed, borrowings under our revolving credit facility to service outstanding indebtedness and make distributions or advances to us to fund our distributions to unitholders. We have no material guarantees of debt or other similar commitments to unaffiliated parties. BPHC has also offered us up to $300.0 million of subordinated loans to fund growth. We intend to use those sources of liquidity in an effort to fund our growth and reduce our leverage.

Capital Expenditures

We capitalize construction costs and expenditures for major renewals and improvements which extend the lives of the respective assets. In accordance with our partnership agreement, we include as growth expenditures those associated with projects which are expected to increase an asset’s operating capacity or our revenues or cash flows from that which existed immediately prior to the addition or improvement and are expected to produce a financial return. Our growth projects are discussed in more detail below. Expenditures associated with projects that do not meet the preceding criteria are considered maintenance capital expenditures.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 9, 2014

Maintenance costs may be capitalized or expensed, depending on the nature of the activities. For any given reporting period, the mix of projects that we undertake will affect the amounts we record as property, plant and equipment on our balance sheet or include in earnings. Refer to Pipeline System Maintenance included in Recent Developments for further discussion of trends impacting our maintenance capital expenditures.

Maintenance capital expenditures for the years ended December 31, 2013, 2012 and 2011 were $69.7 million $79.8 million and $94.6 million. Growth capital expenditures were $225.1 million, $147.1 million and $47.3 million for the years ended December 31, 2013, 2012 and 2011. We expect our total capital expenditures to be approximately $420.0 million in 2014, including approximately $90.0 million for maintenance capital.

Our more significant growth projects for 2014 consist of:

Southeast Market Expansion: We expect to spend approximately $300.0 million to construct an interconnection between our Gulf South and Petal subsidiaries, add additional compression facilities to our system and construct approximately 70 miles of 24-inch and 30-inch pipeline in southeastern Mississippi. To date, we have spent $53.8 million on this project and expect to spend an additional $248.9 million in 2014.

Ohio to Louisiana Access Project: We expect to spend approximately $115.0 million to allow us to reverse the traditional flow of a portion of our Texas Gas pipeline from northbound to southbound in order to provide long-term firm natural gas transportation from the Marcellus and Utica production areas to delivery markets in Louisiana. We expect to spend approximately $22.8 million in 2014 related to this project.

Bluegrass Pipeline, Moss Lake Fractionation and Moss Lake LPG Terminal Projects: We have contributed a total of $11.9 million to the capital of Boardwalk Bluegrass and Boardwalk Moss Lake. BPHC has contributed the balance of the capital of these entities and anticipates contributing the additional capital required to fund certain agreed upon pre-construction development costs until such time as BPHC has a 90% equity ownership interest in each entity. Additional capital required for Boardwalk Bluegrass and Boardwalk Moss Lake to continue to pursue the Bluegrass Project is subject to approval by us and BPHC. We do not expect to spend significant amounts of capital on these projects until approvals have been received and the parties have determined to proceed with construction of the Bluegrass Pipeline, Moss Lake Fractionation and Moss Lake LPG projects.

Refer to Item 1 for further discussion of these projects.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 9, 2014

Item 8. Financial Statements and Supplementary Data, page 38

Notes to Consolidated Financial Statements, page 45

Note 8: Goodwill and Intangible Assets, page 64

9.
We note your goodwill impairment charge of $51.5 million recorded in the fourth quarter of 2014 as a result of your annual goodwill impairment test. Please tell us whether you performed an interim goodwill test as a result of a triggering event described in ASC 350 -20-35-3C. If an interim impairment test was performed, please tell us the triggering event that caused the evaluation, the results of the impairment test and the percentage that fair value exceeded carrying value for each of your reporting units. If no interim impairment test was completed, please confirm that there were no triggering events described in ASC 350-20-35-3C and explain in detail why each factor did not trigger an interim impairment test. Please be specific when explaining the factor in ASC 350-20-35-3C(d). Refer to 350-20-35-30.

Response: The Registrant did not perform an interim goodwill impairment test. The goodwill impairment charge was recorded in the fourth quarter of 2013, as a result of the completion of the Registrant’s planning process which coincided with the required annual goodwill impairment test.

Corresponding with the preparation of the plan, the market for the Registrant’s storage and parking services was adversely impacted by a significant decline in time period price spreads, as discussed above in response to Comment 2. Time period price spreads continued to decline and in December 2013, the forward natural gas pricing curve became backwardated. The decline in storage market fundamentals were taken into account in the Registrant’s forward view of its estimated future storage and parking revenues included in the plan which negatively impacted the fair value of the reporting unit that included goodwill from the acquisition of Petal Gas Storage, LLC, and together with the completion of the plan created a triggering event which coincided with the timing of the annual goodwill impairment test. There were no triggering events during the first nine months of 2013, as discussed below for the relevant potential impairment indicators listed in ASC 350-20-35-3C.

a.
Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets.

During 2013, there were no significant deterioration in general economic conditions or the Registrant’s ability to access the capital markets.

b.	Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 9, 2014

environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development.
The reporting unit had been experiencing downward pricing pressures on the rates that it was able to obtain on its firm transportation contracts upon renewal and for available capacity, however, much of that pricing pressure had already been reflected in the previous goodwill impairment test, in which the fair value of the reporting unit exceeded the carrying amount by 14%. As discussed above, the market for storage and parking services declined significantly. The timing of the decline corresponded with the preparation of the Registrant’s plan.

c.	Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows
Costs did not increase significantly in 2013.

d.	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods.
In 2013, the Registrant did not perform detailed rolling 5-year forecasts of results at a subsidiary or reporting unit level. As discussed above, a detailed update to the plan was completed in the fourth quarter of 2013.

e.	Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation.
None.

f.
Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

None.

g.	If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).
None.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
October 9, 2014

***

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Although the Registrant is, of course, amenable to enhancing its disclosures in the context of the Comment Letter and the Staff’s follow-up comments, if any, these responses should not be considered an indication that the Registrant believes any disclosures in the captioned 2013 Form 10-K and 2013 Form 10-Q filings were inadequate or incorrect in any material aspect.

If you have any questions or further comments, please feel free to contact me at 713-479-8082.

Very truly yours,

By: /s/ Jamie L. Buskill
Jamie L. Buskill
Senior Vice President, Chief Financial Officer and Treasurer